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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. [_______])




                   WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    971892104
--------------------------------------------------------------------------------
                                 (CUSIP number)

    Check the  appropriate  box to  designate  the rule  pursuant  to which this
    Schedule is filed:

    |_| Rule 13d-1(b)
    |_| Rule 13d-1(c)
    |X| Rule 13d-1(d)




                             Page 1 of 5 Pages

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CUSIP No. 971892104                   13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS                 Wilshire Financial Services Group
     Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE        93-1223879
     PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER          990,000

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER        0

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER     990,000

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER   0

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        990,000



________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   8.6%



________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*                                           CO



________________________________________________________________________________

                               Page 2 of 5 Pages
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Item 1(a).  Name of Issuer:

            Wilshire Real Estate Investment Trust Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1776 SW Madison Street
            Portland, OR  97205

Item 2(a).  Name of Person Filing:

            Wilshire Financial Services Group Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            1776 SW Madison Street
            Portland, OR  97205

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

Item 2(e):  CUSIP Number:

            971892104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership

      (a)   Amount beneficially owned:
            990,000 shares of Common Stock, par value $.0001 per share

      (b)   Percent of class:
            8.6%

      (c)   Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote               990,000
            (ii)  Shared power to vote or direct the vote                      0
            (iii) Sole power to dispose or to direct the disposition
                  of                                                     990,000
            (iv)  Shared power to dispose or to direct the disposition
                  of                                                           0

                             Page 3 of 5 Pages

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    Other Interests

    In addition to the ownership by Wilshire Financial Services Group Inc. ("WFSG") of shares of the Issuer, WFSG and its officers and directors have other relationships with the Issuer. Pursuant to a management agreement, the business and investment affairs of the Issuer are managed by Wilshire Realty Services Corporation ("WRSC"), a Delaware corporation. WRSC is a wholly-owned subsidiary of WFSG. Two of the five directors of the Issuer, Andrew A. Wiederhorn and Lawrence A. Mendelsohn, in addition to their positions as both officers and directors of the Issuer, are officers and directors of WFSG and WRSC.

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable.

Item 9.     Notice of Dissolution of the Group

            Not Applicable.

Item 10.    Certification

            Not Applicable.



                             Page 4 of 5 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: August 12, 1999                     WILSHIRE FINANCIAL SERVICES GROUP INC.


                                          /s/ Lawrence A. Mendelsohn
                                          --------------------------------------
                                          Lawrence A. Mendelsohn
                                          President



                             Page 5 of 5 Pages
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